Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Vasogen Announces Third Quarter 2009 Results

     MISSISSAUGA, ON, Oct. 15 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS)
today reported the results of operations for the three and nine months ended
August 31, 2009. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
     At August 31, 2009, our cash and cash equivalents totaled $4.8 million, compared with $5.8 million at May 31, 2009. Our net cash used in operating activities for the three months ended August 31, 2009, was $1.0 million and included the payment of $0.4 million for fees mainly related to our ongoing strategic review and $0.3 million for restructuring costs.
     The net loss for the third quarter of 2009 was $1.2 million, or $0.05 per common share, compared with a net loss of $2.6 million, or $0.12 per common share for the same period in 2008. The $1.2 million loss for the three months ended August 31, 2009 included a charge for fees of $0.7 million mainly related to our ongoing strategic review, which included the cost of the fairness opinion rendered by JMP Securities LLC in connection with the proposed business combination with IntelliPharmaCeutics.
     We incurred a net loss for the nine months ended August 31, 2009 of $4.5 million, or $0.20 per common share, compared with a net loss of $15.3 million, or $0.68 per common share for the same period in 2008. The loss for the nine months ended August 31, 2009 has decreased when compared with the same period in 2008 due to the significant restructuring expenditures that were incurred during 2008 and the resulting lower number of employees in 2009. A portion of this decrease also relates to a $1.2 million non-cash provision taken against our clinical supplies during the nine months ended August 31, 2008.

     <<
     Corporate Update

     -   On Monday August 17, 2009, Vasogen Inc., IntelliPharmaCeutics Ltd.
         ("IPC US") and IntelliPharmaCeutics Corp. ("IPC Opco" and together with IPC US, "IPC") announced that they had entered into an arrangement agreement, (the "IPC Arrangement Agreement"), which is subject to shareholder and regulatory approvals, whereby Vasogen will combine with IPC under a plan of arrangement (the "Plan of
         Arrangement") and merger to continue as a publicly-traded entity to be called IntelliPharmaCeutics International Inc. ("New IPC"). IPC
         are privately-held specialty pharmaceutical companies that are focused on developing and manufacturing new and generic controlled-
         release pharmaceutical products using its broadly applicable, proprietary delivery technologies. Currently, IPC has 15 product candidates in its development pipeline several of which are partnered with third-party drug companies. IPC's lead product candidates include Dexmethylphenidate XR, a generic version of the marketed drug
         Focalin XR(R), which is partnered with Par Pharmaceutical and is currently the subject of an Abbreviated New Drug Application (ANDA)
         filing with the U.S. Food and Drug Administration (FDA), and
         Carvedilol CR, a generic version of the brand name drug Coreg CR, an internal pipeline now in pivotal bioequivalence studies.

     -   On August 17, 2009, we also announced we had entered into an arrangement agreement, subject to shareholder, unitholder and regulatory approvals, with Cervus LP (TSXV:CVL.UN), an Alberta based limited partnership, and its general partner Cervus GP Ltd. (the
         "Cervus Arrangement Agreement"), that will reorganize Vasogen prior to completion of the transaction with IPC pursuant to the Plan of
         Arrangement, and which will provide gross proceeds to Vasogen of approximately $7.5 million in non-dilutive capital.

     -   On August 11, 2009, the Staff of the NASDAQ Listing Qualifications
         Department (the "Staff") notified the Company that it had not regained compliance with the $1.00 minimum bid price requirement set forth in Listing Rule 5550 (a)(2). On September 15, 2009, the Staff
         further notified Vasogen that it believes the proposed transaction with IPC is a business combination that will result in a "change of control" and accordingly, under NASDAQ Listing Rule 5110(a), requires that the post-combination entity apply and be approved for initial listing on NASDAQ. Under NASDAQ's rules, if the Staff determines that the post-combination entity does not qualify for initial listing, it will be subject to delisting. Accordingly, on September 16, 2009, an initial listing application was submitted to the NASDAQ Listing
         Qualifications Department on behalf of the combined entity; the application remains pending. On September 23, 2009, the parties appeared before a NASDAQ Listing Qualifications Panel ("the Panel")
         and presented their plan to comply with the minimum bid price requirement and the initial listing requirements upon consummation of the transaction. To date, the Panel has not rendered a decision.
         Pending the Panel's decision, Vasogen's securities remain listed on
         NASDAQ.

     -   To further reduce the rate at which we use our cash during our strategic review process, the employment of Graham Neil, our Vice-
         President, Finance, and CFO, was terminated effective July 14, 2009.
         Mr. Neil has agreed to fulfill the role of CFO, in a consulting capacity at substantially reduced compensation, to assist the board of directors (the "Board") in bringing closure to the ongoing strategic review process.
     >>

     We will conduct a live webcast presentation of our Special Meeting of
Shareholders being held at the offices of McCarthy Tetrault, LLP, Suite 5300,
Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, on Monday,
October 19, 2009 at 10:00 a.m. ET. To participate via webcast, please go to
www.vasogen.com. A re-broadcast of the presentation will be available at
www.vasogen.com.

     Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements include, without limitation, our plans to complete the business combination resulting from our strategic review, which is described in the press release dated August 17, 2009, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2008, as well as in our other public filings, including our Management's Discussion and
Analysis for the period ended August 31, 2009. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and
Management's Discussion and Analysis for the three and nine months ended
August 31, 2009, will be accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR.
     Summary financial tables are provided below.

     <<
     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Balance Sheets
     (In thousands of Canadian dollars)

     -------------------------------------------------------------------------
                                                            August   November
                                                          31, 2009   30, 2008
     -------------------------------------------------------------------------
                                                        (Unaudited)
     Assets

     Current assets:
       Cash and cash equivalents                         $   4,843  $   8,556
       Tax credits recoverable                                 422        582
       Prepaid expenses and deposits                           332        188
     -------------------------------------------------------------------------
                                                             5,597      9,326

     Property and equipment                                     12         16

     -------------------------------------------------------------------------
                                                         $   5,609  $   9,342
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
       Accounts payable                                  $     286  $     101
       Accrued liabilities                                   1,047      1,141
     -------------------------------------------------------------------------
                                                             1,333      1,242
     Shareholders' equity
       Share capital:
         Authorized:
           Unlimited common shares, without par value
             Issued and outstanding:
             22,623,195 common shares (November 30, 2008
             - 22,424,719)                                 365,730    365,677
       Warrants                                             16,725     16,725
       Contributed surplus                                  24,172     23,555
       Deficit                                            (402,351)  (397,857)
     -------------------------------------------------------------------------
                                                             4,276      8,100

     -------------------------------------------------------------------------
                                                         $   5,609  $   9,342
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Statements of Operations, Deficit and Comprehensive
     Income
     (In thousands of Canadian dollars, except per share amounts)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                           Three months ended    Nine months ended    1987 to
                                August 31,            August 31,    August 31,
                             2009       2008       2009       2008       2009
     -------------------------------------------------------------------------

     Expenses:
       Research and
        development     $       7  $   1,096  $     363  $   8,734  $ 248,074
       General and
        administration      1,150      1,627      4,594      7,237    129,920
       Foreign exchange
        loss (gain)             4        (59)        58       (194)    10,723
     -------------------------------------------------------------------------
     Loss before the
      undernoted           (1,161)    (2,664)    (5,015)   (15,777)  (388,717)
     Interest expense on
      senior convertible
      notes payable             -          -          -          -     (1,279)
     Accretion in
      carrying value of
      senior convertible
      notes payable             -          -          -          -    (10,294)
     Amortization of
      deferred financing
      costs                     -          -          -          -     (3,057)
     Loss on
      extinguishment of
      senior convertible
      notes payable             -          -          -          -     (6,749)
     Gain on sale of
      patents                   -          -        487          -        487
     Investment income          3         78         34        453     13,872
     Change in fair
      value of embedded
      derivatives               -          -          -          -        829
     -------------------------------------------------------------------------
     Loss and
      comprehensive loss
      for the period       (1,158)    (2,586)    (4,494)   (15,324)  (394,908)
     Deficit, beginning
      of period          (401,193)  (394,521)  (397,857)  (381,783)    (1,510)
     Impact of change in
      accounting for
      stock-based
      compensation              -          -          -          -     (4,006)
     Impact of change in
      accounting for
      financial
      instruments               -          -          -          -     (1,632)
     Charge for
      acceleration
      payments on equity
      component of
      senior convertible
      notes payable             -          -          -          -       (295)
     -------------------------------------------------------------------------
     Deficit, end of
      period            $(402,351) $(397,107) $(402,351) $(397,107) $(402,351)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Basic and diluted
      loss per common
      share             $   (0.05) $   (0.12) $   (0.20) $   (0.68)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Statements of Cash Flows
     (In thousands of Canadian dollars)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                           Three months ended    Nine months ended    1987 to
                                August 31,            August 31,    August 31,
                             2009       2008       2009       2008       2009
     -------------------------------------------------------------------------
     Cash provided by
      (used in):
     Operating
      activities:
       Loss for
        the period      $  (1,158) $  (2,586) $  (4,494) $ (15,324) $(394,908)
       Items not
        involving cash:
         Amortization           2        191          4        378      6,381
         Loss on
          disposition of
          property and
          equipment             -          -          -          -        125
         Gain on sale
          of patents            -          -       (487)         -       (487)
         Accretion in
          carrying value
          of senior
          convertible
          notes payable         -          -          -          -     10,294
         Amortization of
          deferred
          financing costs       -          -          -          -      3,057
         Loss on
          extinguishment
          of senior
          convertible
          notes payable         -          -          -          -      6,749
         Change in fair
          value of
          embedded
          derivatives           -          -          -          -       (829)
         Stock-based
          compensation         51        141        617        692     11,007
         Common shares
          issued for
          services              -          -          -          -      2,485
         Unrealized
          foreign exchange
          gain (loss)           4        (98)        56         61     11,475
         Other                  -          -          -          -        (35)
     Change in non-cash
      operating working
      capital                 114       (348)       156        493        594
     -------------------------------------------------------------------------
                             (987)    (2,700)    (4,148)   (13,700)  (344,092)
     Financing activities:
       Shares and warrants
        issued for cash         -          -          -          -    326,358
       Warrants exercised
        for cash                -          -          -          -     16,941
       Options exercised
        for cash                -          -          -          -      7,669
       Share issue costs        -          -          -          -    (24,646)
       Repayment of
        senior convertible
        notes payable, net      -          -          -          -     38,512
       Paid to related
        parties                 -          -          -          -       (234)
     -------------------------------------------------------------------------
                                -          -          -          -    364,600
     Investing activities:
       Purchases of
        property and
        equipment               -          -          -         (6)    (2,471)
       Purchases of
        acquired technology     -          -          -          -     (1,283)
       Proceeds on
        disposition of
        patents                 -          -        487          -        487
       Purchases of
        marketable
        securities              -          -          -          -   (244,846)
       Proceeds on
        disposition of
        property and
        equipment               -          -          -          -         62
       Settlement of
        forward foreign
        exchange contracts      -          -          -          -     (4,824)
       Maturities of
        marketable securities   -          -          -          -    240,677
     -------------------------------------------------------------------------
                                -          -        487         (6)   (12,198)
     Foreign exchange
      gain (loss) on cash
      held in foreign
      currency                 (4)        99        (52)       (51)    (3,467)
     -------------------------------------------------------------------------
     Increase (decrease) in
      cash and cash
      equivalents            (991)    (2,601)    (3,713)   (13,757)     4,843
     Cash and cash
      equivalents,
      beginning
      of period             5,834     12,389      8,556     23,545          -
     -------------------------------------------------------------------------
     Cash and cash
      equivalents, end
      of period         $   4,843  $   9,788  $   4,843  $   9,788  $   4,843
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Investor Relations, 4 Robert Speck Parkway,
15th Floor, Mississauga, ON, L4Z 1S1, tel: (905) 817-2002, fax: (905)
847-6270, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 07:00e 15-OCT-09